                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March 2004
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  -------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
           Form 20-F      x                     Form 40-F _________
                      ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
           Yes ________          No   x
                                   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This report on Form 6-K contains the following:

1. Press release dated March 11, 2004 regarding the year-end dividend for fiscal 2003.

2.   Press release dated March 11, 2004 regarding new executive officers.

3. Press release dated March 11, 2004 regarding establishment of "Hitachi Group Headquarters."

4. Press release dated March 26, 2004 regarding Hitachi's merger of Tokico and Hitachi Unisia Automotive.

5. Press release dated March 31, 2004 regarding the basic agreement with Ricoh on Hitachi's transfer of its shares of Hitachi Printing Solutions.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        Hitachi, Ltd.
                                           -------------------------------------
                                                                 (Registrant)





     Date  April 16, 2004               By  /s/ Takashi Hatchoji
           ------------------------        -------------------------------------
                                           Takashi Hatchoji
                                           Senior Vice President and Executive
                                           Officer

                                                           FOR IMMEDIATE RELEASE

             Hitachi Announces the Year-end Dividend for Fiscal 2003

Tokyo, March 11, 2004 --- Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced a plan for the year-end dividend for the fiscal year ending March 31, 2004 as follows. The plan will be finally authorized at a meeting of the Board of Directors to be held in the middle of May 2004 after the statutory audit of the financial statements etc. under the Commercial Code of Japan.

Plan for the year-end dividend for the fiscal year ending March 31, 2004
        5.0 yen per share*
        *The Company intends to pay the year-end dividend on or after the day following the Ordinary General Meeting of Shareholders to be held in June 2004.

     Reference: Dividends for the fiscal year ended March 31, 2003
                  Interim dividend:  3.0 yen per share
                  Year-end dividend: 3.0 yen per share
                Dividends for the fiscal year ended March 31, 2004
                  Interim dividend:  3.0 yen per share
                  Year-end dividend: 5.0 yen per share

                                     - ### -

                                                           FOR IMMEDIATE RELEASE

                    Hitachi Announces New Executive Officers

Tokyo, March 11, 2004 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced new Executive Officers, effective April 1, 2004.

Through this and other actions, Hitachi aims to reinforce its group-wide management, achieve steady progress towards the goals of the "i.e.HITACHI Plan II," and accelerate its transformation into a highly profitable enterprise.

Current Directors will serve until the end of the General Meeting of Shareholders in June 2004. Hitachi will announce candidates for Director, to be elected at the General Meeting of Shareholders, as soon as they are determined.

1. Executive Officer [Effective April 1, 2004] [* New]

[President and Chief Executive Officer]
 Etsuhiko Shoyama; currently President and Chief Executive Officer

[Executive Vice President and Executive Officer]
 Katsukuni Hisano, in charge of Automotive Systems; currently Executive Vice President and Executive Officer in charge of Automotive Systems
 - Concurrently holds the post of President and Chief Executive Officer of Hitachi Unisia Automotive, Ltd.

 Isao Ono, in charge of Sales, Information, Digital Media; currently Senior Vice President and Executive Officer, General Manager of Information Business Group

 Michiharu Nakamura, in charge of Research & Development, Business Incubation, General Manager of Corporate Export Regulation Division; currently Senior Vice President and Executive Officer in charge of Research & Development, Business Incubation

[Senior Vice President and Executive Officer]
 Kazuo Furukawa, President & Chief Executive Officer of Information & Telecommunication Systems Group; currently Vice President and Executive Officer of Information & Telecommunication Systems Group

 Hiroaki Nakanishi, General Manager of Hitachi Group - Global Business; currently Vice President and Executive Officer, General Manager of Global Business

 Takashi Hatchoji, General Manager of Hitachi Group - Legal and Corporate Communications, Compliance Division and Invention Management Division; currently Vice President and Executive Officer, General Manager of Legal and Corporate Communications and Invention Management Division

 Takashi Miyoshi, General Manager of Finance; currently Executive Officer, General Manager of Finance

[Vice President and Executive Officer]
 Takuya Tajima, General Manager of Sales Management Division; currently Vice President and Executive Officer, President & Chief Executive Officer of Industrial Systems Group

 Shigeharu Mano, President & Chief Executive Officer of Power Systems Group; currently Vice President and Executive Officer, President & Chief Executive Officer of Power Systems Group

 Kazuhiro Mori, President & Chief Executive Officer of Industrial Systems Group; currently Executive Officer, General Manager of Chubu Area Operation

 Yoshito Tsunoda, President & Chief Executive Officer of Urban Planning and Development Systems Group; currently Vice President and Executive Officer, President & Chief Executive Officer of Urban Planning and Development Systems Group

 Manabu Shinomoto, Chief Executive Officer of Platform and Network Systems Business of Information & Telecommunication Systems Group; currently Vice President and Executive Officer, Chief Executive Officer of Platform and Network Systems Business of Information & Telecommunication Systems Group

*Kazuhiro Tachibana, President & Chief Executive Officer of Ubiquitous Platform
 Systems Group; currently Chief Strategy Officer of Ubiquitous Platform Systems Group

 Taiji Hasegawa, President & Chief Executive Officer of Automotive Systems Group; currently Executive Officer, President & Chief Executive Officer of Automotive Systems Group

 Minoru Tsukada, General Manager of Kansai Area Operation; currently Vice President and Executive Officer, General Manager of Kansai Area Operation

 Makoto Ebata, General Manager of Hitachi Group - Corporate Strategy; currently Executive Officer, General Manager of Group Management Office in Corporate Strategy

 Iwao Hara, General Manager of Human Capital; currently Executive Officer, General Manager of Human Capital

[Executive Officer]
 Masaharu Sumikawa, in charge of Power Systems and Industrial Systems, Production Technology and Construction of Re-Processing Plant of Japan Nuclear Fuel Limited; currently Executive Officer in charge of Power Systems and Industrial Systems, Production Technology and Construction of Re-Processing Plant of Japan Nuclear Fuel Limited

 Shozo Saito, in charge of Power Technology; currently Executive Officer in charge of Power Technology

 Yasuo Sakuta, General Manager of Intellectual Property Group; currently Executive Officer, General Manager of Intellectual Property Group

 Takao Suzuki, General Manager of Chugoku Area Operation; currently Executive Officer, General Manager of Chugoku Area Operation

 Koichiro Nishikawa, General Manager of Business Development; currently Executive Officer, General Manager of Business Development

 Masahiro Hayashi, Chief Executive Officer of System Solutions Business of Information & Telecommunication Systems Group; currently Executive Officer, Chief Executive Officer of System Solutions Business of Information & Telecommunication Systems Group

[Hitachi Group Executive Officer]
*Isao Uchigasaki, General Manager of Hitachi Group Headquarters; currently
 Chairman of the Board, Hitachi Chemical Co., Ltd.
 - Concurrently holds the post of Chairman of the Board, Hitachi Chemical Co., Ltd.

Note: The Hitachi Group Executive Officer, the head of the new division
      "Hitachi Group Headquarters", develops and executes initiatives to continually raise the value of each company in the Hitachi Group and the Group as a whole. The Hitachi Group Executive Officer is also responsible for initiating and promoting projects, as well as upgrading cutting-edge and basic research, so as to capture synergies in terms of business strategy and operations by using headquarter functions.

2. Resigning Executive Officers [Effective March 31, 2004]

   Yoshiki Yagi, currently Executive Vice President and Executive Officer
         - Remains Director, Hitachi, Ltd. after April 1.

   Yoshiro Kuwata, currently Executive Vice President and Executive Officer
         - Remains Director, Hitachi, Ltd. after April 1.
         - Concurrently holds the post of Chairman of the Board, Representative Executive Officer of Hitachi High-Technologies Corporation.
         - Concurrently holds the post of Chairman of the Board of Hitachi Global Storage Technologies.

   Kazuo Kumagai, currently Executive Vice President and Executive Officer
         - Senior Adviser in charge of External Affairs, Hitachi, Ltd., effective April 1, 2004.

   Takao Matsui, currently Senior Vice President and Executive Officer
         - Senior Adviser in charge of Sales for West Japan Area, Hitachi, Ltd., effective April 1, 2004.

   Hiromi Kuwahara, currently Senior Vice President and Executive Officer
         - Scheduled to be appointed Executive Vice President and Executive Officer of Hitachi Software Engineering Co., Ltd. on April 1, 2004.

   Tsugio Momose, currently Executive Officer
         - Scheduled to be appointed as Senior Executive Managing Director of Hitachi Electronics Services Co., Ltd.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

Biography of New Executive Officer

Kazuhiro Tachibana

1. Date of Birth          : November 6, 1946

2. Education
         March, 1970      : Graduated from the Department of Commerce,
                            Otaru University of Commerce
3. Business Experience
         April, 2002      : Chief Strategy Officer, Ubiquitous Platform Systems

         April, 2001      : General Manager, Strategic Planning Office,
                            Digital Media

         April, 1999      : General Manager, Heating & Lighting Division,
                            Consumer product

         February, 1998   : General Manager, Strategic Planning Office,
                            Consumer Products Systems

         May, 1997        : General Manager, Strategic Planning Office,
                            Consumer Products & Information Media Systems

         February, 1992   : Senior Manager, Strategic Business Planning Center,
                            Consumer Products Systems

         April, 1970      : Joined Hitachi, Ltd.

Biography of New Hitachi Group Executive Officer

Isao Uchigasaki

1. Date of Birth          : January 2, 1939

2. Education
         March, 1962      : Graduated from the Department of Science,
                            Ibaraki University
3. Business Experience
         June, 2003       : Chairman of the Board, Hitachi Chemical Co., Ltd.

         April, 2003      : Representative Director and Chairman of the
                            Board, Hitachi Chemical Co., Ltd.

         June, 1997       : Representative Director and President, Hitachi
                            Chemical Co., Ltd.

         December, 1996   : General Manager of Industrial Materials Group,
                            Hitachi Chemical Co., Ltd.

         January, 1994    : General Manger of Marketing & Sales Operations,
                            Hitachi Chemical Co., Ltd.

         June, 1993       : Executive Managing Director, Hitachi Chemical
                            Co., Ltd.

         April, 1993      : General Manager of Semiconductor & LCD Materials
                            Division, Hitachi Chemical Co., Ltd.

         June, 1992       : General Manager of Chemical Products Division,
                            Hitachi Chemical Co., Ltd.

         June, 1991       : Board of Director, Hitachi Chemical Co., Ltd.

         January, 1989    : General Manager of Yamazaki Works, Hitachi Chemical
                            Co., Ltd.

         June, 1986       : General Manager of Goi Works, Hitachi Chemical Co.,
                            Ltd.

         April, 1963      : Transferred to Hitachi Chemical Co., Ltd.

         April, 1962      : Joined Hitachi, Ltd.

                                     - ### -

                                                           FOR IMMEDIATE RELEASE

                Hitachi Establishes "Hitachi Group Headquarters"
      - Aims to Improve Group Management System and Expand Group Synergy -

Tokyo, March 11, 2004 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced plans to establish the Hitachi Group Headquarters on April 1, 2004. This will develop and execute Group management strategy expanding Hitachi's group synergy. The establishment of Hitachi Group Headquarters is part of Hitachi's structural reform under the company's current medium-term management plan, "i.e.HITACHI Plan II."

Isao Uchigasaki, Chairman of the Board of Hitachi Chemical Co., Ltd., is to head the Hitachi Group Headquarters and will be appointed concurrently Hitachi Group Executive Officer at Hitachi. The Hitachi Group Headquarters will have three divisions: Hitachi Group - Global Business, headed by Hiroaki Nakanishi, Vice President and Executive Officer, Hitachi Group - Legal and Corporate Communications, headed by Takashi Hatchoji, Vice President and Executive Officer and Hitachi Group - Corporate Strategy, headed by Makoto Ebata, Executive Officer. Mr. Nakanishi and Mr. Hatchoji will be Senior Vice President and Executive Officer, and Mr. Ebata will be Vice President and Executive Officer on April 1, 2004.

As a conglomerate of businesses, Hitachi develops businesses in a broad of field with many subsidiaries, including public companies. The Hitachi Group Headquarters is being established for improving Hitachi's activity on global market, increasing Hitachi's corporate value continuously.

Details of the Hitachi Group Headquarters have not been finalized, but 50 of its approximate 200 staff will be named from subsidiaries and Hitachi's business groups eventually. Also, Hitachi will promote the exchange of personnel between Hitachi and its Group companies. These initiatives will improve Hitachi's group management system from the perspective of the Group as a whole.

Hitachi has previously taken a number of steps designed to improve management of the Group. Two examples are the 1998 establishment of the Hitachi Group Committee and, in June 2003, adoption of the Committee System of Management by Hitachi and 18 publicly owned Group companies. The establishment of the Hitachi Group Headquarters will drive to improve Hitachi's management system which are well-balanced the "Independent Value Creation" and "Strategic Integration", in a way best suited to Hitachi. This will help propel the Hitachi Group toward the "i.e.HITACHI Plan II" goal of positive FIV in fiscal 2005 and growth thereafter by giving full play to its collective strengths.

Note: The Hitachi Group Executive Officer, the head of the Hitachi Group
      Headquarters, develops and executes initiatives to continually raise the corporate value of each company in the Hitachi Group and the Group as a whole. The Hitachi Group Executive Officer is also responsible for initiating and promoting projects, as well as upgrading cutting-edge and basic research, so as to capture synergies in terms of business strategy and operations by using headquarter functions.

About Hitachi, Ltd.
Hitachi, Ltd., (NYSE:HIT) headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

                                     - ### -

                                                           FOR IMMEDIATE RELEASE

Contacts:

Hitachi, Ltd.                                   TOKICO LTD.
Hiroki Inoue                                    Kazuyuki Aoki
Tel: +81-3-3258-2057                            Tel: +81-44-244-3127
hiroki_inoue@hdq.hitachi.co.jp                  aoki-k@tokico.co.jp

Hitachi Unisia Automotive, Ltd.
Hideo Nakayama
Tel: +81-46-225-8025
hideo_nakayama@hitachi-unisia.co.jp


              Hitachi to Merge TOKICO and Hitachi Unisia Automotive Integrated Operations Make Automotive Products Business More Stronger

Tokyo, March 26, 2004 ---Hitachi, Ltd. (NYSE:HIT / TSE:6501 / 'Hitachi'), TOKICO LTD. (TSE:7232 / 'TOKICO') and Hitachi Unisia Automotive, Ltd. ('Unisia') today announced an agreement to merge operations aiming at stronger automotive products business. The Memorandum of Understanding for the merger was concluded today.

The Hitachi Group has engaged itself in the automotive products business by leveraging the strengths of Hitachi, TOKICO and Unisia in their respective fields of expertise. However, today's market now requires us to offer automotive system solutions using the advantages of the three companies in a more integrated manner. This is prompted by the growing popularity of hybrid electric cars and other environment-conscious vehicles, as well as the increasing use of electronics in drive control systems, namely braking, steering and suspensions systems.

Hitachi currently holds a 23.9% equity interest in TOKICO (42.1% including indirect holdings through subsidiaries) and wholly owns Unisia. The three companies agreed to merge to bolster competitiveness in global markets. We expect that this merger enable us to respond more quickly to customers' technological needs and promote greater operational efficiency.

Plans call for the merger agreement to be concluded by the three companies in late May this year and for TOKICO and Unisia to be merged with Hitachi on October 1 following approval at the June ordinary general meetings of shareholders of TOKICO and Unisia.

1. Hitachi Group's Position of the Automotive Products Business

The Hitachi Group is in the process of rebuilding its business portfolio to shift to a highly profitable framework under Hitachi's current medium-term management plan, "i.e. HITACHI Plan II." This is being achieved by promoting targeted and new businesses while conducting wide-ranging structural reforms in unprofitable areas.

Hitachi has positioned the automotive products business as a targeted business of the Hitachi Group in the "i.e. HITACHI Plan II", classifying it under the "Global Products Incorporating Advanced Technology" category, which aims to achieve high growth in global markets. Hitachi will advance its automotive products business by leveraging the competitive technologies, products and operating bases of Hitachi Group companies, particularly Hitachi, TOKICO and Unisia.

2. Automotive Products Business Strategy and the Merger

Our aim is to expand the automotive products business by concentrating on four system business areas in the three fields of "environment" (engine management system and electric powertrain system), "safety" (drive control system) and "information" (vehicle information system). Ultimately, the goal is to create Intelligent Transport Systems ('ITS'), an advanced vehicle control system fusing the four essential automobile functions: driving, steering, braking and communicating.

To capture business opportunities in these three fields, which harbor much growth potential, we think it is essential to have development, production and sales capabilities that musters Hitachi Group's vast resources; a flexible organization with adroitness to remain in step with changing business environments; and an integrated management framework for optimizing operations as a whole to achieve the shared goal. Indeed, today's automotive market requires a supplier to be able to offer total system solutions in the fields of "environment" and "safety", which should be made possible by integrating the engine management control, braking, steering and other systems that have been positioned as separate products.

Hitachi, TOKICO and Unisia, that have kept strengths in the fields of "environment" and "safety", and aggressiveness and flexibility in allocation of Hitachi Group's vast resources to meet these needs in these two fields, will capture greater synergies and accelerate efforts to reinforce the global competitiveness of automotive products operations through this merger.

3. Advantages of the Merger

Since developing its first automotive electrical components in 1930, Hitachi's automotive products business has grown to the point where today it supplies a broad range of products to all automakers worldwide. These products include engine management systems, electric powertrains, vehicle information systems and electronic components. Furthermore, Hitachi has experience and proven track records in the industrial components and equipment and rail vehicle businesses with respect to motors and inverters, that are key components to the growing market of hybrid electric and electric vehicles.

TOKICO, founded in 1937, has established a strong presence in both suspension and braking systems as a comprehensive manufacturer of drive control systems. The company supplies products around the world, mainly to Japanese automakers, Ford Motor Company and DAIMLER CHRYSLER AG. Moreover, TOKICO is a leader in pneumatic equipment and measurement and control systems.

Unisia, a wholly owned subsidiary of Hitachi, has technologies that fuse expertise in advanced hydraulics, electronic control and applied engineering. With this technological base, the company is actively developing the business in the engine management, steering, braking and variable valve systems fields.

Heretofore, the three companies, as core of the Hitachi Group's automotive products business, have established cooperative relationship in various areas, such as the commercialization of adaptive cruise control systems, the joint development of electric braking and sales activities to win joint orders from customers.

The merger of the three companies will make it possible for Hitachi Group to gear up the development pace and commercialization of advanced technologies, such as electric braking and drive control systems. All these will also be achieved by wedding Hitachi's and Unisia's sensor-based environment recognition technology, sophisticated electronic control technology and chassis control technology, with TOKICO's world's first class technologies, which include dampening force control and vehicle height control technology for suspension systems and simulation technology for braking systems.

The main post-merger initiatives and benefits from an operational perspective are as follows:

(1) Reorganization and Integration of Business Divisions

Similar and related business divisions of the three companies will be integrated as one in each field. This integration will bring together the specialist technologies and know-how in each respective domain. Together with an integrated strategy, this will yield a competitive operational structure.

More specifically, the drive control systems businesses of all three companies and the engine management system businesses of Hitachi and Unisia will be fully integrated. The integrated operations will accelerate the development of products combining technologies in all fields.

(2) Concentration of Resources and Greater Competitiveness from Integrated Sales and R&D activities

The sales activities of the three companies' main businesses will be integrated to unify sales and customer services. This will allow Hitachi to compete more effectively in global markets and respond swiftly to the needs of customers, who have been rapidly increasing global procurement activities in recent years.

And to take the lead in technological innovation across a wide spectrum, the existing R&D functions of the three companies will be integrated and strengthened. Moreover, we have agreed to establish a new R&D organization that is devoted exclusively to the automotive systems. Furthermore, this merger will bring up a closer relationship with Hitachi's existing laboratories, which carry out basic research, to engage in cutting-edge R&D that capitalizes on the Hitachi Group's collective strengths in the four systems and three fields mentioned earlier. The aim is to give Hitachi a technology and product development capability unrivaled by any other competitors in the industry.

Hitachi's automotive products-related consolidated net sales (*1) and TOKICO's consolidated net sales in the fiscal year ending March 31, 2004 are estimated at approximately 365.0 billion yen and 124.0 billion yen, respectively.

The Hitachi Group has set the fiscal 2010 goal of consolidated net sales of 1 trillion yen (*2) in its automotive products business. The integration of the automotive systems businesses of Hitachi, TOKICO and Unisia will upgrade the operating base and propel the Group toward these goals.

(Notes)

(*1) Unisia's consolidated net sales have been included in Hitachi's automotive products-related consolidated net sales since October 2002 when the former became a wholly owned subsidiary of Hitachi.
(*2) Includes the consolidated sales of the "automotive business related" of TOKICO and Shin-Kobe Electric Machinery Co., Ltd. Therefore, the definition is different from that used in Hitachi's consolidated financial results.

4. Overview of the Merger

   (1) Schedule for the merger

   March 26, 2004        Conclusion of merger Memorandum of Understanding (*)
   May 25, 2004          Conclusion of merger agreement [Board of Directors] (*)
                         (tentative)
                [(*Approval by executive officers at Hitachi, and resolution by directors at TOKICO and Unisia)]
   June 2004             Approval of merger agreement at ordinary general
                         meeting of shareholders (TOKICO and Unisia)
   October 1, 2004       Date of merger (tentative)
   Early October 2004    Registration of merger (tentative)

   Hitachi will merge the two companies without approval of the general meeting of shareholders' of the merger agreement, pursuant to the regulations of
   Article 413-3, Paragraph 1 of the Commercial Code of Japan.

   (2) Method used for merger

   As the surviving company, Hitachi will absorb TOKICO and Unisia, which will be dissolved thereafter. Shares of TOKICO will be de-listed as of late September 2004.

   (3) Merger ratio

   Hitachi and TOKICO asked Nomura Securities Co., Ltd. (`Nomura Securities') and KPMG Corporate Finance K.K. (`KPMG'), respectively, to calculate proposed merger ratios. Based on discussions by Hitachi and TOKICO with reference to the results of these proposals, the two companies agreed on the merger ratio as follows:

   -----------------------------------------------------------------------------
     Company                    Hitachi                 TOKICO
   -----------------------------------------------------------------------------
     Merger ratio                  1                     0.521
   -----------------------------------------------------------------------------

   Hitachi shares will not exchange its shares for those of Unisia because Unisia is a wholly owned subsidiary of Hitachi.

     Notes

     1. Stock allocation ratio

     - 0.521 Hitachi shares will be allotted for every 1 TOKICO share held. However, this may change based on discussions among the three companies if there is a significant change in the three companies' financial position between now and the merger date.
     - No allocation will be made with respect to 26,952,434 shares of TOKICO common stock held by Hitachi.
     - Hitachi will use treasury stock instead of issuing new shares for all the shares allocated at the time of this merger.

     2. Calculation methods and basis of calculations used by third parties

     Nomura Securities used the market value method with respect to Hitachi, and the market value, peer company comparison and discounted cash flow methods with respect to TOKICO. Nomura Securities calculated a merger ratio proposal based on a comprehensive analysis using these results.
     KPMG used the market value method with respect to Hitachi, and the market value, discounted cash flow and the adjusted net worth methods for TOKICO. KPMG calculated a merger ratio proposal based on a comprehensive analysis using these results.

     3. New Hitachi shares issued as a result of this merger

     No new shares will be issued because Hitachi will use its treasury stock.

     (4) Payments

     Hitachi will pay 4 yen per 1 TOKICO share held as an equivalent to TOKICO's interim dividend from April 1, 2004 to September 30, 2004, within three months of the date of merger to shareholders recorded in TOKICO's register of shareholders and beneficial shareholders or registered rights holders at the end of the day prior to the merger date. However, this may change based on discussions between Hitachi and TOKICO if there is a significant change in TOKICO's financial position between now and the merger date.

  5. Profiles of the Merging Companies                                                                   As of September 30, 2003
---------------------------------------------------------------------------------------------------------------------------------
1.  Name                            Hitachi, Ltd.                    TOKICO LTD.                  Hitachi Unisia Automotive, Ltd.
                                (Surviving company)           (Company to be absorbed)               (Company to be absorbed)
---------------------------------------------------------------------------------------------------------------------------------
2.  Business content         Development, manufacture,        Manufacture and sales of            Manufacture and sales of
                             sale and services for            automotive components and           automotive parts,
                             information electronics,         pneumatic equipment                 industrial machinery,
                             power and industrial systems,                                        electric machinery and
                             digital media and consumer                                           others
                             products and others
---------------------------------------------------------------------------------------------------------------------------------
3.  Date of incorporation       February 1, 1920                     May 2, 1949                      May 31, 1956
                                 (Founded 1910)                    (Founded 1937)
---------------------------------------------------------------------------------------------------------------------------------
4.  Head office location     4-6, Kanda-Surugadai,            1-6-3 Fujimi, Kawasaki-ku,          1370 Onna Atsugi-shi,
                             Chiyoda-ku, Tokyo, Japan         Kawasaki-shi, Kanagawa,             Kanagawa, Japan
                                                              Japan
---------------------------------------------------------------------------------------------------------------------------------
5.  President                Etsuhiko Shoyama                 Jyunzo Kawakami                     Katsukuni Hisano
                             President and Chief Executive    President                           President
                             Officer
---------------------------------------------------------------------------------------------------------------------------------
6.  Capital Stock                      282,032 million yen             8,162 million yen                       12,900 million yen
---------------------------------------------------------------------------------------------------------------------------------
7.  Number of shares                         3,368,124,286                   112,598,019                              153,165,687
    issued (shares)
---------------------------------------------------------------------------------------------------------------------------------
8.  Shareholders' equity             1,366,102 million yen            38,983 million yen                        4,504 million yen
---------------------------------------------------------------------------------------------------------------------------------
9.  Total assets                     3,561,906 million yen            71,622 million yen                      138,002 million yen
---------------------------------------------------------------------------------------------------------------------------------
10. Fiscal year-end                               March 31                      March 31                                 March 31
---------------------------------------------------------------------------------------------------------------------------------
11. Number of employees                             35,263                         2,223                                    3,031
---------------------------------------------------------------------------------------------------------------------------------
12. Principal customers      Public-sector                    NISSAN MOTOR CO., LTD.              NISSAN MOTOR CO., LTD.
                             Manufacturing and non-           Ford Motor Company                  Fuji Heavy Industries Ltd.
                             manufacturing industries as      TOYOTA MOTOR CORPORATION            HONDA MOTOR CO., LTD.
                             well as government agencies
                             both domestic and overseas
---------------------------------------------------------------------------------------------------------------------------------
13. Major shareholders       Japan Trustee Services           Hitachi, Ltd.        23.94%         Hitachi, Ltd.              100%
      and holdings           Bank, Ltd.               6.28%   Chuo Shoji Ltd.      17.96%
                             NATS CUMCO               5.53%   Japan Trustee Services
                             The Chase Manhattan Bank,        Bank, Ltd. (trust account)
                               N.A. London            5.00%                         3.41%
---------------------------------------------------------------------------------------------------------------------------------
14. Primary transaction      Mizuho Corporate Bank, Ltd.      UFJ Bank Limited                    Mizuho Corporate Bank, Ltd.
      banks                  UFJ Bank Limited                 The Bank of                         The Mitsubishi Trust and
                                                              Tokyo-Mitsubishi, Ltd.                Banking Corporation
                                                              Resona Bank, Limited                UFJ Bank Limited
                                                              The Bank of Yokohama, Ltd.
---------------------------------------------------------------------------------------------------------------------------------
                             Capital                          Hitachi owns 23.9% of TOKICO (42.1% including indirect
                                                              holdings through subsidiaries) and 100% of Unisia
                             ----------------------------------------------------------------------------------------------------
15. Significant                                               3 employees have transferred from Hitachi to TOKICO, and
      relationships          Human resources                  11 employees have transferred to Unisia. 12 employees have been temporarily loaned by Hitachi to Unisia.
                             ----------------------------------------------------------------------------------------------------
                             Transactions                     Buying and selling of products and components
---------------------------------------------------------------------------------------------------------------------------------

6. Financial Results (for the most recent three years)

                                                    (Millions of yen)
---------------------------------------------------------------------
                                            Hitachi
---------------------------------------------------------------------
                               March 31,    March 31,     March 31,
Fiscal year ended                2001         2002          2003
---------------------------------------------------------------------
Net sales                      4,015,824    3,522,299     3,112,411
---------------------------------------------------------------------
Operating income (loss)           98,577      (84,742)       53,741
---------------------------------------------------------------------
Ordinary income (loss)            56,058      (81,663)       52,014
---------------------------------------------------------------------
Net income (loss)                 40,121     (252,641)       28,289
---------------------------------------------------------------------
Net income (loss) per share        12.02       (75.69)         8.38
---------------------------------------------------------------------
Dividend per share (yen)           11.00         3.00          6.00
---------------------------------------------------------------------
Shareholders' equity per
 share (yen)                      496.81       408.79        408.26
---------------------------------------------------------------------

                                                                                   (Millions of yen)
----------------------------------------------------------------------------------------------------
                                          TOKICO                              Unisia
----------------------------------------------------------------------------------------------------
                             March 31,  March 31,   March 31,   March 31,   March 31,    March 31,
Fiscal year ended              2001       2002        2003        2001        2002         2003
----------------------------------------------------------------------------------------------------
Net sales                      75,376     73,600      70,862     175,471     169,646      173,881
---------------------------------------------------------------------------------------------------
Operating income (loss)         2,645      3,076       3,663       2,501       1,165         (776)
---------------------------------------------------------------------------------------------------
Ordinary income (loss)          2,509      3,028       3,524       1,845       1,660       (3,584)
---------------------------------------------------------------------------------------------------
Net income (loss)               1,120      1,510       1,374       2,727      (1,637)     (45,079)
---------------------------------------------------------------------------------------------------
Net income (loss) per share      8.74      11.93       10.97       17.80      (10.69)     (294.31)
---------------------------------------------------------------------------------------------------
Dividend per share (yen)         6.00       6.00        8.00        2.50        2.50            -
---------------------------------------------------------------------------------------------------
Shareholders' equity per
 share (yen)                   339.13     341.26      342.62      324.33      313.20        13.37
---------------------------------------------------------------------------------------------------

7. Post-Merger Status

There are no plans at present to make changes in the names, business activities, head office or CEOs.

Hitachi plans to announce consolidated and non-consolidated forecasts for fiscal 2004 when it releases operating results for the fiscal year ending March 31, 2004.

Certain statements found in this document may constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such "forward-looking statements" reflect management's current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends are used to assist readers in identifying these "forward-looking statements." Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the "forward-looking statements" and from historical trends. Certain "forward-looking statements" are based on current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on "forward-looking statements," as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any "forward-looking statement" and from historical trends include, but are not limited to:

   - rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment;

   - uncertainty as to Hitachi's ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

   - fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

   - increasing commoditization of information technology products, and intensifying price competition in the market for such products;

   - fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar;

   - uncertainty as to Hitachi's ability to access, or access on favorable terms, liquidity or long-term financing, particularly in the context of limited credit availability currently prevailing in Japan;

   - uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates;

   - general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations on imports;

   - uncertainty as to Hitachi's access to, and ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

   - uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products; and

   - uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write-down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi's periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Regarding the merger between Hitachi, Ltd. and TOKICO LTD.

Hitachi, Ltd. and TOKICO LTD. are Japanese companies. Information distributed in connection with the proposed merger is subject to Japanese disclosure requirements, which are different from those of the U.S. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws in respect of the merger, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

About TOKICO LTD.

TOKICO LTD. located principally in Kanagawa, Japan, is a leading and global company, with approximately 4,400 employees working worldwide. In fiscal 2002 (ended March 31, 2003) consolidated sales totaled 127.5 billion yen ($1.0 billion). The company offers automotive parts, measurement and control systems, pneumatic equipment and services therefore in the world. In the field of automotive parts, TOKICO is a manufacturer in an exceptional position manufacturing and selling both suspension systems and brake systems. Using such position to advantage, TOKICO is engaged in and promoting development of various products that makes vehicles safe, comfortable and environmentally friendly. For more information on TOKICO, please access the company's Web site at http://www.tokico.co.jp

About Hitachi Unisia Automotive, Ltd.

Hitachi Unisia Automotive, Ltd., headquartered in Atsugi, Kanagawa, Japan, is one of the world's leading automotive parts suppliers, with fiscal 2002 (ended March 31, 2003) unconsolidated sales totaled 173.8 billion yen ($1.6 billion). The company manufactures and markets products, including engine components, engine management systems, anti-lock braking systems and power steering systems.

ADDITIONAL HITACHI PRESS CONTACTS:

U.S.:                                              U.K.:
Matt Takahashi                                     Kantaro Tanii
Hitachi America, Ltd.                              Hitachi Europe Ltd.
Tel: +1-650-244-7902                               Tel: +44-1628-585379
masahiro.takahashi@hal.hitachi.com                 kantaro.tanii@hitachi-eu.com

China:
Yuji Hoshino
Hitachi (China) Investment, Ltd.
Tel: +86-10-6590-8141
y_hoshino@hitachi.com.cn

                                       ###

                                                           FOR IMMEDIATE RELEASE

        Ricoh and Hitachi Reach Basic Agreement on Ricoh's Acquisition of
                        Hitachi Printing Solutions, Ltd.

Tokyo, March 31, 2004---Ricoh Co., Ltd. (TSE:7752 / 'Ricoh') and Hitachi, Ltd. (NYSE: HIT / TSE:6501 / 'Hitachi') today announced that Ricoh and Hitachi have signed a basic agreement to the effect that Hitachi will transfer all its shares of Hitachi Printing Solutions, Ltd. ('Hitachi PRS'), a 100% owned subsidiary, to Ricoh. Details are as follows.

1. Reasons for the basic agreement

   Ricoh is committed to strengthening its printer business, an important pillar of its growth strategy. To this end, Ricoh will strengthen product lines for the office color printer market, printers for mission-critical systems and POD, or print-on-demand, markets, in which Ricoh is yet to participate. In addition, Ricoh will enhance IT sales channels on top of its conventional copier marketing channels. Through these initiatives, Ricoh will optimize "Total Document Volume" as the strategic objective of its imaging solutions business.

   In accordance with the basic agreement, Ricoh will acquire Hitachi PRS, which enjoys considerable success with its printers for mission-critical systems, high-speed printers for the POD markets and also low-end color laser printers. Hitachi PRS's participation in the Ricoh group will not only create synergistic effects in the areas of technology, products and human resources for Ricoh printer business but also contribute to increasing Ricoh's corporate value.

   Hitachi, for its part, is making every possible effort to ensure that all its businesses win in the global marketplace in accordance with its mid-term business plan: "i.e. HITACHI Plan II." This basic agreement was made within the context of this plan. Hitachi sees printers as important products for its information and communication systems business and intends to provide its customers with even higher valued-added solutions, maintaining all the while a strong business partnership with Ricoh.

2. Corporate profile of Hitachi PRS

 (1) Name                      Hitachi Printing Solutions, Ltd.
 (2) President                 Toshiaki Katayama
                               President and Chief Executive Officer
 (3) Address                   15-1, Konan 2-chome, Minato-ku, Tokyo, Japan
 (4) Date of incorporation     October, 2002
 (5) Business content          Printers and related equipment, software
                               development, product development, design,
                               production and marketing
 (6) Fiscal year-end           March 31
 (7) Number of employees       820 (Group 2,200) as of December, 2003
 (8) Capital stock             5,000 million yen (Number of shares held 100,000)
 (9) Net sales                 About 60,000 million yen (estimate for fiscal
                               year ended in March 2004)

3. Changes in share holding ratios

      Current                         Ricoh       0%       Hitachi      100%
      After the transfer (plan)       Ricoh     100%       Hitachi        0%

4. Schedule

      Scheduled transfer of shares: October 2004

5. Influence on Ricoh and Hitachi consolidated financial figures

      None for fiscal 2003 ending on March 31, 2004 is expected.
      Influence in fiscal 2004 ending on March 31, 2005 will depend on result of current negotiations.

About Ricoh

A pioneer in digital office equipment, Ricoh offers a broad range of office solutions with world class support and services, including MFPs, printers, fax machines, CD-R and DVD+ReWritable drives and media. With 394 consolidated subsidiaries worldwide, employing approximately 74,000 people, the Ricoh Group posted consolidated total sales of 1,738.4 billion yen ($14.7 billion) for the fiscal year ended March 31, 2003. A global leader, the Ricoh Group currently enjoys No.1 market share for plain paper copiers in Europe, Japan and No.2 share in the USA. For more information on Ricoh, please visit the company's Web site at http://www.ricoh.com.

About Hitachi

Hitachi, Ltd. (TSE: 6501/NYSE:HIT), headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 340,000 employees worldwide. Fiscal 2002 (ended March 31, 2003) consolidated sales totaled 8,191.7 billion yen ($68.3 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://www.hitachi.com.

                                     - ### -